We’re crushing it!
Here is a quick collection of press coverage that HotelsByDay has gathered recently around the idea & service of workspaces at hotels, near home:

- Fox5 - Hotels Offer Workcations As Pandemic Continues
- NewsMakerAlert - HotelsByDay Announces a New Loyalty Points Program
- The Washington Times - Hotels Rent Rooms as Workspaces
- VUnj.com - HotelsByDay: Daycation
- Forbes - Hotels are Staying in Business [...] Rooms into Offices
- Mews - How to Increase Revenues with Day Rooms
- Phocuswire - 3 Big Ideas That Will Change Hospitality in 2021
- Fox40 - The Future of Work Perks in Remote-First Work Places
- Snacknation.com - Employee Burnout
- Recruiter.com - Work Perks and Working From Home. What Employees Want ...
- 21 WFMJ - The Future Of Work Perks in Remote-First Work Places
- Yahoo! Finance - Flexibility, Extra Days Off Most Popular Remote Work Perks
- EuroNews - Forget Working From Home. Working From Hotel...
- PropModo - Hotels 2.0 Lies At The Intersection of Work and Play
- CBC, Canada - Pools & Privacy: Why Day-Use Hotels Offer Respite From Home Office
- Lodging Leaders (podcast) - Daycation Hotels Turn Rooms Into Private Offices
- Business Insider - 17 Top Executives Changing Travel
- Discoverlist (podcast) - Tired of Working from Home? Work at a Hotel Instead
- NPR's Marketplace - Hotel Industry Struggling During the Pandemic
- MarketWatch - Opinion: What Could Save The Hotel Industry Amid The Pandemic
- RetailAndHospitalityHub.com - Conversions of Hotel Rooms In WorkSpaces...
- Tripsavvy.com - Are People Actually Booking Those Work-From-Hotel Deals
- NBC News - Stressed Remote Workers Turn to Renting Hotel Rooms
- Scripps National News (video) - Hotels Offer Rooms For Remote Work
- ABC - Hotels Seeing Customers Book Room for Office Space
- CNN - Sick of Working from Home? Work at a Hotel Instead
- CNBC - Working From Home? Upgrade to a Luxury Hotel Suite for the Day
- AllWork.Space - Remote Workers Create Demand in Hotel Day Use Rooms
- Business Insider - Hotels Renting Out Rooms During Covid-19
- Barron's - High End Hotels Turning Into Daytime Offices During the Pandemic

And follow our CEO’s LinkedIn profile for more updated thoughts on the idea of working at hotels:
https://www.linkedin.com/in/yannismoati/